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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[_]  Form 3 Holdings Reported

[_]  Form 4 Transactions Reported

________________________________________________________________________________
1.   Name and Address of Reporting Person*

   Apple,                            Robert                  F.
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   (Last)                            (First)              (Middle)

InKine Pharmaceutical Company, Inc.
Sentry Park East
1720 Walton Road
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                                    (Street)

  Blue Bell,                           PA                   19422
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   (City)                            (State)                (Zip)
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2.   Issuer Name and Ticker or Trading Symbol


InKine Pharmaceutical Company, Inc. (INKP)
________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


6/99
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)



________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

          Senior Vice President, Chief Financial Officer
          ----------------------------------------------
________________________________________________________________________________
7.   Individual or Joint/Group Reporting
     (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                      2.                         (Instr. 3, 4 and 5)             Owned as End   Direct    Nature of
                                      Transaction   3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Date          Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     (Month/       Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            Day/Year)     (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
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*    If the form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                          (Over)
(Form 5-07/98)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)     (D)  cisable   Date     Title     Shares  5)       4)        4)       4)
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Stock Option        $0.938    10/2/98  A        65,000        *       10/1/08   Common    65,000          65,000     D
(Right to buy)                                                                  Stock
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Stock Option        $1.375    4/13/99  A        25,000         **     4/12/09   Common    25,000          25,000     D
(Right to buy)                                                                  Stock
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Stock Option        $1.375    4/21/99  A        15,000       4/21/99  4/12/09   Common    15,000          15,000     D
(Right to buy)                  ***                                             Stock
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Explanation of Responses:




       /s/Robert F. Apple                                    August 11, 1999
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

        Robert F. Apple


* On the Transaction Date, the reporting person was granted options to buy 65,000 shares of common stock. These options will become exercisable as follows:
16,250 options one year after the Transaction Date, 16,250 options two years after the Transaction Date, 16,250 options three years after the Transaction Date, and the remaining 16,250 options four years after the Transaction Date.

**   On the Transaction Date, the reporting person was granted options to buy
25,000 shares of common stock. These options will become exercisable as follows:
6,250 options one year after the Transaction Date, 6,250 options two years after the Transaction Date, 6,250 options three years after the Transaction Date, and the remaining 6,250 options four years after the Transaction Date.

*** These options were deemed granted, for purposes of Section 16, following the achievement of certain performance based requirements.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.


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